Mail Stop 4561

June 10, 2005



Sidney M. Bresler
Chairman, President and Chief Executive Officer
Midlantic Office Trust, Inc.
11140 Rockville Pike, Suite 620
Rockville, Maryland  20852

      Re:	Midlantic Office Trust, Inc.
      Registration Statement on Form S-11
      Filed May 13, 2005
      File No. 333-124933

Dear Mr. Bresler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you will issue LTIP units in your operating partnership to Bresler & Reiner and Charles S. Bresler in exchange for a license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations. We also note that, upon completion of the offering, your operating partnership will issue LTIP units to your executive officers and non-employee directors. Please provide us with your analysis with respect to the potential for the integration of the offers and sales of LTIP units and the public offering of common stock. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer (February 28, 1992). We may have further comment.

2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide supplemental support for any comparative factual assertions and for management`s belief in qualitative statements. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, your statement on page 5 that Unlike many other publicly-traded REIT`s we will use local third-party property managers...

4. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited. Also, supplementally tell us whether all or any of the reports were prepared for you or published generally. Are the reports publicly available, and if so, how? If not, file the experts` consents pursuant to Rule 436. In this regard, we note that you contracted with Torto Wheaton to provide you with certain reports.

5. Please provide all omitted information in the prospectus, other than pricing information, in your next amendment.

Cover Page
6. Please revise here and throughout to clearly indicate whether you have entered into binding agreements to purchase your initial properties. In this regard, we note your disclosure on page 11 that immediately following the closing of this offering, Bresler & Reiner or its co-investors will sell you nine of your 10 initial properties.

7. We note the disclosure regarding your intention to apply to list
the shares on the NYSE.  Tell us the basis for your belief that you
will be listed on the NYSE.   Please refer to the note to Item 202
of
Regulation S-K.

8. Please remove the description of your directed share program and the anticipated sale to Bresler & Reiner from the cover page.
This
information is not key to an investment decision. Moreover, including this disclosure on the cover page may give the information undue prominence.

Prospectus Summary, page 1

9. Please limit your summary to the most important aspects of your business and the offering. Detailed descriptions of your competitive strengths, business strategy, and markets is more appropriate for the body of your prospectus. If you wish to retain a summary of your competitive strengths and business strategy, please limit the discussion to one or two sentences per bullet point. Also, please consider providing a summary of the related party transactions, rather than the same detailed disclosure that appears on page 109 of the prospectus.

Risk Factors, page 20

10. Please avoid using generic conclusions such as "materially adversely affected," "negatively affect" or "adversely affect" when describing the risks` effects.  For example, we note that on page
21
you state that your failure to integrate successfully additional property acquisitions in your portfolio could have a material adverse effect on your operating results and financial condition.

We will be subject to the credit risk of our tenant..., page 22

11. In order to give depth to your disclosure, please revise to indicate whether any of your tenants are currently in default under their lease.

Our revenue and cash available for distribution to stockholders could be materially adversely affected if any of our significant tenants were to become insolvent, page 22

12. Please revise to indicate whether any tenant is currently in bankruptcy or insolvent.

We may invest in properties in other real estate markets outside the
Mid-Atlantic region where we have no experience, page 23

13. We note that you may make selected acquisitions or develop properties outside the Washington, D.C. and greater Philadelphia, PA metropolitan areas. If known, please expand your disclosure to identify those geographic areas.


Our management has almost no prior experience operating a REIT..., page 24

14. Please revise to more specifically describe the risks associated with your officers` lack of experience operating a REIT.

Our debt level may impair our ability to make distributions to our stockholders, page 25

15. Please revise to briefly discuss the limitations imposed by your debt agreements.

16. We note you have presented six risks that may result from your level of debt and the limitations imposed by your debt agreements. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented.
Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies in your industry.

Risks Related to the Real Estate Industry, page 30

Our insurance may not be adequate to cover losses, including those that result from environmental damage, floods or terrorist acts, page
31

17. In order to give depth to your disclosure, please quantify the limits on coverage per occurrence under your current property insurance policy.

The cost of compliance with or liabilities under environmental laws may adversely affect our operating results, page 32

18. Please revise to describe any hazardous substances or other material environmental conditions on any of your initial properties.
Provide similar disclosure in your risk factor regarding harmful molds.

Tax Risks of our Business and Structure, page 33

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of share of our common stock, page
35

19. Please revise to discuss any proposed changes to the federal income tax laws governing REITs or the administrative interpretations of those laws. If there are no proposed changes, please revise to explain how this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.


Investment in our common stock has various federal, state and local income tax risks..., page 35

20. Please revise this risk factor and explain how the risk described affects Midlantic Office or the securities being offered.

A Warning About Forward-Looking Statements, page 38

21. Please revise the last sentence under this heading to clarify that you have an obligation to update your disclosure to the extent that it becomes materially deficient or misleading.

Market Data, page 38

22. We note your statement that indicates you have not independently verified the accuracy of the market data and forecasts made by third parties. Please note that you are responsible for the entire content of the registration statement. Accordingly, please remove this disclaimer from your disclosure.

Distribution Policy, page 42

23. Please revise to state that your cash available for distributions may be less than 90% of your REIT taxable income. Also, please clarify whether you may sell assets or borrow funds in order to pay distributions in excess of available cash. Provide similar disclosure in the prospectus summary and your risk factor on page 24.

24. Please revise to clarify that distributions in excess of available cash will constitute a return of capital rather than a dividend to stockholders. Provide similar disclosure in the summary and in the risk factor on page 24.

25. We note that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership. Please revise your disclosure to indicate whether or not there are any restrictions on the ability of
Midlantic Partnership, LP. to transfer funds to Midlantic Office.

26. Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

27. Tell us what consideration was given to expanding the preamble to include prominent disclosure clarifying that cash available for distribution is not an alternative to measures calculated under GAAP and that it is not a basis for determining future distributions.

28. We note your disclosure in the second paragraph regarding capital expenditures. Confirm that all other material investing and financing activities have been included in your distribution table or if not disclose the amounts are immaterial.

Distribution Table, page 43

29. Explain to us how you considered distributions to minority unit holders in preparing your calculation of cash available for distribution.

30. We note that your disclosure in footnote 8 states the estimated distributions are expected to be paid from incremental growth in operating cash and to the extent necessary from offering proceeds. To the extent expected distributions will exceed your operating cash, adjustment should be made to reflect this use of cash.

31. Please clarify what percentage of the expected distributions will represent a return of capital, if any.

32. Please revise your table to include a footnote that explains how you calculate "non-cash general and administrative expenses."

33. You indicate in footnote (2) that the new leases represent contractual rental income under leases which (i) where signed during the 12 month period ended December 31, 2004 and (ii) were signed since December 31, 2004. Please confirm that the income from the new leases is not already included in your pro forma income.

34. Please revise footnote (6) to indicate how management estimates non-revenue enhancing capital expenditures.

Management`s Discussion and Analysis of Financial Condition and results of Operations, page 46

Application of Critical Accounting Policies, page 47

35. Reference is made to your policy regarding depreciation expense.
We note that tenant improvements are capitalized and amortized over the term of the corresponding lease. Advise us how your policy considers the useful life of the tenant improvements.


Liquidity and Capital resources, page 49

36. Please revise to quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements.

37. Revise to clarify whether you currently have a firm commitment related to the credit facility you anticipate entering into after the completion of the offering. If so, please describe the material terms of the credit facility.

Our Business and Property, page 53

Competitive Strengths, page 54

38. Collaborative Relationships.   We note the statement that your
management team has established a broad network of relationships with property owners, developers, lenders and brokers through your relationships with your extensive network of property owners, developers, tenants, property managers and brokers, you believe will enhance your ability to identify and quickly close acquisitions within your target asset class. If you choose to retain this disclosure, please revise to discuss the nature of these relationships. What is the basis of each relationship? Are they formal relationships? What benefits will both parties receive from such relationships?

Description of Our Initial Properties, page 69

39. Please revise to outline briefly any proposed program for the renovation, improvement or developments of any of your properties. Include an estimate of the cost and the method of financing to be used. If such a program does not exist, please disclose that fact.
Refer to Item 14(d) of Form S-11.

40. Please disclose the principal business, occupations, and professions carried on in each of your properties. Refer to Item
15(c) of Form S-11. We note that you have disclosed this information for your primary tenants, but it is not clear whether the primary tenants represent the principal business in each property.

Our Tenants, page 84

41. Please revise to describe any renewal options and termination provisions in the leases with your ten largest tenants. Also, please expand your disclosure to describe the terms of your leases with each tenant that occupies ten percent or more of the rentable square footage in each property. Refer to Item 15(d) of Form S-11.

Management

Directors and Executive Officers, page 89

42. We note that your board of directors will consist of seven members upon completion of the offering, but you have only identified five board members, including nominees. Please revise to clarify when you will elect the remaining two board members.
Supplementally,
please tell us why you have not identified the remaining two members in the prospectus.

LTIP Units, page 98

43. We note that upon "certain specified events" your operating partnership will revalue its assets. Please revise to describe the certain specified events.

44. We note your statement that upon equalization of the capital accounts of the holders of the LTIP units with the other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units. Please revise to provide an example of how you will equalize the capital accounts after a revaluation.

Policies with Respect to Certain Activities, page 101

45. Please revise to discuss your policy relating to offering securities in exchange for property. Also, discuss your policy relating to repurchasing or otherwise reacquiring your shares or other securities.

Investment in Real Estate or Interests in Real Estate, page 101

46. Please revise to include a specific statement as to whether or not it is your policy to acquire assets primarily for possible capital gain or primarily for income.

Investments in Other Securities, Entities or Real Estate
Mortgages,
page 101

47. Please revise to include the information required by Item
13(b)
of Form S-11.




Certain Relationships and Related Party Transactions

Our Formation Transactions, page 105

48. You indicate that immediately following the closing of this offering, Bresler & Reiner or its co-investors will sell to you nine of your 10 initial properties. Supplementally, please identify all co-investors and quantify the ownership percentage each co-investor has in each of the contributing entities.

49. Please revise to disclose how you determined the amount of LTIP units that will be given in exchange for the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations.

Purchase and Sale Agreements and Assignment Agreement, page 106

50. Please revise to indicate whether you have entered into a definitive and binding agreement to purchase each property.

51. Please disclose any material conditions necessary to complete the purchase and sale agreements and the assignment agreement.
Disclose
any termination provisions, including all fees payable upon termination of the agreements. Also, please describe the material terms of the purchase agreement for Blue Bell Plaza, which Bresler &
Reiner will assign to you.

52. We note that you did not obtain third party appraisals for the properties being contributed by affiliates. Please revise to discuss how the value of the property was determined.

Related Party Transactions, page 109

53. We note that you expect to enter into management and leasing agreements with Redwood Commercial Management, LLC. Please identify the properties that will be subject to these agreements.

54. Please tell us when each seller purchased each of the properties.
Also, revise to indicate the principle followed in determining
Midlantic`s purchase price.  Refer to Instruction 5 to paragraph
(a)
in Item 404 of Regulation S-K.





Partnership Agreement

Capital Contribution, page 111

55. You indicate on page 112 that you are authorized to cause the partnership to issue units for less than fair market value.
Please
disclose the circumstance under which you will issue units for less than fair market value.

Principal Stockholder, page 115

56. Please revise to include the address of each beneficial owner. See Item 403 of Regulation S-K.

Description of Our Common Stock, page 116

57. Please revise the introductory paragraph to remove the implication that your summary description does not purport to be complete. Although you are not required to describe each and every term of your common stock, you must provide a complete summary of the material terms.

Shares Eligible For Future Sale, page 126

Rule 144, page 126

58. Please revise your disclosure to indicate the amount of common equity that could be sold pursuant to Rule 144 beginning 90 days after the date of your prospectus.

Redemption Rights, page 126

59. Please revise to quantify the number of LTIP units that will be held by Bresler & Reiner upon completion of the formation transactions.

Underwriting, page 147

Directed Shares, page 148

60. You indicate that your directors, officers, employees, business associates and related persons associated with you will be entitled to purchase shares in the program. Please tell us whether the business associates and related persons associated with you are registered broker-dealers.

61. We note that at your request, the underwriters have reserved shares for sale, at the initial public offering price, for directors, officers, employees and other persons associated with Midlantic Office who have expressed an interest in purchasing common stock in this offering. Please supplementally confirm, if true, that:

* except for the underwriters commission, the offers and sales are on the same terms as those offered to the general public;

* no offers were made prior to the filing of the registration statement;

* offers were made only with the prospectus; and

* no funds have or will be committed or paid prior to effectiveness of the registration statement.

62. Supplementally provide a copy of the materials that you sent to the directed share program participants.

63. Please revise to clarify whether the shares issued through the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

Lock-Up Agreements, page 148

64. Please disclose the number of shares that are subject to the 180-
day lockup periods following the effectiveness of the resale registration statement.

Electronic Prospectus Delivery, page 150

65. Please revise to identify the underwriters or securities dealers that may engage in electronic distribution of your prospectus. Also, please tell us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* The communications used;

* The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. Alternatively, if the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

66. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

Financial Statements

General

67. Update your financial statements pursuant to 3-12 of Regulation
S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
F-2

68. Please tell us how you plan to account for the formation transactions under SFAS 141. In your explanation advise us what consideration was given to paragraphs D11-D13 of SFAS 141.
Further,
clarify the ownership structure of the properties before and after the transaction.

1. Adjustments to unaudited pro forma condensed consolidated balance sheet, page F-7

69. Explain to us how you determined that it was not necessary to allocate a portion of the purchase price to identifiable intangible assets in your pro forma adjustments.

70. Explain how you determined that it was appropriate to capitalize the prepayment penalty you will incur to payoff acquired debt rather than expensing the amount as a loss on early extinguishments of debt.
Cite any relevant accounting literature in your response.

71. We note your disclosure that the fair value adjustment for debt is included in the basis of real estate acquired in the overall purchase price allocation. In a supplemental response to us, explain how these adjustments were allocated to the acquired properties. Tell us whether the fair value adjustment for a specific mortgage loan was allocated to the balance of the encumbered property or allocated among the property balances of all properties acquired.

2. Adjustments to unaudited pro forma condensed consolidated statement of operations, page F-10

72. Explain to us why your pro forma adjustments do not include an adjustment for the amortization of identifiable intangible assets associated with your property acquisitions and the assets acquired in exchange for LTIP units.

73. Explain to us how you determined the value of the services and rights received from Bresler & Reiner in exchange for LTIP units in your operating partnership and your basis in GAAP for your accounting treatment. Advise us where the assets related the intellectual property and non-compete intangible are recorded on your balance sheet.

Midlantic Office Trust, Inc., page F-17

General

74. Tell us how you considered the need to disclose a summary of your significant accounting policies in your May 5, 2005 financial statements.

4. Stock Based Compensation and Stock Split, page F-19

75. Tell us how you determined the value of the stock issued to management at formation of the Company. In addition, advise us if there will be an accounting impact for the stock split in which the chairman will receive additional shares immediately before the initial public offering.

Property Financial Statements prepared in accordance with Rule 3-
14
of Regulation S-X, page F-20 - F-45

76. We note that for certain properties` financial statements you have not presented three years of operating results. In a supplemental response to us, please explain how you determined that this would be appropriate. Refer to Rule 3-14 of Regulation S-X in your response.





Part II.

Item 36.  Exhibits and Financial Statement Schedules, page II-2

77. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

78. Please revise your disclosure to list all financial statements filed as part of the registration statement, indicating those included in the prospectus. See Item 36(a) of Form S-11.

79. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601of Regulation S-K.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Daniel LeBey, Esq. (via facsimile)
      Hunton & Williams LLP


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Sidney M. Bresler
Midlantic Office Trust, Inc.
June 10, 2005
Page 16